

07002185



UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response... | 12.00 |

RECEIVED
FEB 26 2007
503

| SEC FILE NUMBER |
|---|
| 8-65864 |

# .NNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

PORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

ME OF BROKER-DEALER: Seaview Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

DRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 East 55th Street
(No. and Street)

| New York | New York | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

ME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark K. Goodman 516-542-6300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

EPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

| 000 Marcus Avenue | Lake Success | NY | 11042-1066 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

ECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

*ims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I Joseph Dougherty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaview Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

Chris Wilkerson
Notary Public, State of New York
No. 01WI6074356
Qualified in New York County
Commission Expires May 13, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous :
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SEAVIEW SECURITIES, LLC**
**117 EAST 55th STREET**
**NEW YORK, NEW YORK 10022**



**************************************************

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2006**

**************************************************

## Seaview Securities LLC
### Statement of Financial Condition
### December 31, 2006

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 93,157 |
| Securities owned, marketable at market value | | 431,456 |
| Securities owned, not readily marketable, at estimated fair value | | 31,270 |
| Receivable from brokers, dealers and clearing organization | | 51,145 |
| Property and equipment, net | | 5,067 |
| Other assets | | 29,393 |
| **Total assets** | **$** | **641,488** |
| **Liabilities and Members' Equity** | | |
| Accrued expenses and other liabilities | $ | 49,935 |
| Total liabilities | | 49,935 |
| Commitments | | |
| Members' equity | | 591,553 |
| Total members' equity | | 591,553 |
| **Total liabilities and members' equity** | **$** | **641,488** |

The accompanying notes are an integral part of this financial statement.

## 3. Securities Owned

Securities owned are classified as trading securities and are valued at quoted market prices with the resulting unrealized gains and losses reflected in the statement of operations.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

During November 2005, as compensation for services rendered to diaDexus Inc., the Company was given common stock warrants to purchase Series E Preferred Stock. The Company has recorded the warrants at fair value, which was determined by management to be $ 31,270 at December 31, 2006.

## 4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2006, the Company had net capital, as defined, of $488,332, which exceeded the required minimum net capital of $100,000 by $388,332. Aggregate indebtedness at December 31, 2006 totaled $49,935. The ratio of aggregate indebtedness to net capital was .10 to 1.

## 5. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

## 6. Commitments

**Lease**

The Company leases office space, including furnishings, fixtures, and equipment. The lease calls for monthly rent of $7,500 and other miscellaneous charges, as stipulated in the lease. The lease, which does not call for rent escalations, expires on June 30, 2007 with the option of renewal by the tenant and the landlord within six months of the expiration date. The lease is currently under negotiations for an extended one year lease.

## 7. Deferred Taxes

The Company has net operating loss carry forwards approximating $406,000 that expire in 2024 and are available to offset its future taxable income.

A deferred tax asset has been established for temporary differences arising from the future benefit expected to arise as a result of net operating loss carry forwards. A 100% valuation allowance has been provided for the tax benefit arising as a result of this temporary difference due to the uncertainty regarding the near-term utilization of such benefit, amounting to $16,240 for the year 2006.

The Company's Statement of Financial Condition as of December 31, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * * *

**Independent Auditor's Report**

To the Members
Seaview Securities LLC

We have audited the accompanying statement of financial condition of Seaview Securities LLC, (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Seaview Securities LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 13, 2007

END